Nine Mile Software, Inc.

579 West Heritage Blvd. #220C

Layton, Utah 84041

September 3, 2009

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

To whom it may concern:

In connection with amendment no. 1 to the Form 8-K/A of Nine Mile Software, Inc. (the “Company”), SEC File No. 333–143039, filed September 3, 2009, the Company hereby acknowledges that:

●        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the above, the Company has been advised that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company’s filing or in response to comments on the filing.

Sincerely,

Nine Mile Software, Inc.

By:	/S/	DAMON DERU
Its:	President